March 21, 2005

Mara L. Ransom
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: Secured Income L.P., Schedule TO-T filed March 7, 2005 by MacKenzie Patterson Fuller, Inc. and its affiliates, the Purchasers SEC File No. 5-54251

Dear Ms. Ransom:

Thank you for your letter dated March 15, 2005 regarding our recent Schedule TO-T. I will respond to the questions you asked in your letter in the order in which you posed them.

1.       No subsequent offering period will be provided.

2. The reservations of right to delay payment to which you refer are prefaced by the phrase "upon the occurrence or failure to occur of any of the conditions specified in Section 13." Thus, we only reserve this right if the conditions in Section 13 are satisfied. Otherwise, you are correct that we must make payment promptly following the expiration of the offer.

3. Financial statements of the purchasers would not add material disclosure to the available information. As disclosed, the offer will be funded through the existing capital of the purchasers. As stated in the offer materials, the purchasers have aggregate capital which is more than adequate to fund the offer. The specific facts and circumstances of this offer should be understood. Absent a tender offer filed under Section 14(d)(1) of the Securities Exchange Act, the purchasers would have little or no access to the security holders and the holders would have little or no access to potential purchasers. Because of the lack of liquidity of the securities, the uncertainty as to the underlying value of the securities and the issuer's assets, and the extraordinary per unit costs of using a tender offer as the means for purchasing the securities, the offer prices are substantially discounted from the estimates of liquidation value of the issuers. It is therefore anticipated that only those securities holders who have an immediate need for liquidity will seek to sell their securities. Based on the extensive past experience of both the purchasers and others who have tendered for illiquid securities in similar circumstances, the purchasers do not reasonably expect to receive more than 10% to 25% of the total number of securities sought and will likely receive substantially less than that. Of course, the purchasers could have tendered for 100% and would not have expected any different response, but such a tender would have been unrealistic. Accordingly, while the purchasers are prepared and able to fund the


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March 21, 2005
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         entire offer, as a practical  matter,  the actual funds necessary to complete the offer are reasonably expected to be substantially less than the cash reserves held by the purchasers. This offer is for immediate cash payment and no securities of the bidder are to be used. No evaluation of securities or credit risk is therefore relevant to this offer. The bidder neither seeks control, nor would it, if successful in purchasing all securities sought, gain control of any issuer, so no evaluation of the bidders' financial condition is relevant in that respect. No market exists for the securities and no competing bidder is seeking to purchase the securities, so no real alternative opportunities are available to be evaluated over the period of the offer. Given the circumstances and terms of this offer, to require inclusion of financial statements for this offer would involve unnecessary and unreasonable time, effort, and expense, without providing any more material information to prospective sellers than the information presented in the Offer. Any additional document preparation, financial statement preparation, and subsequent mailing costs would add substantial additional cost to the offer without any material impact on disclosure. Based on the foregoing, we believe the financial statements presented together with disclosure of the other sources of funds provide all financial information material to a security holder's evaluation of the offer.

4. As we responded to this same comment relating to our tender offer last year, our legal analysis supporting such adjustments is fairly simple--we cannot purchase units if such a purchase would violate the Partnership Agreement. Our Offer is open to all holders, but proration will require some adjustments if necessary. In essence, these adjustments are akin to a reduction to avoid fractional units. The Purchasers wish to purchase the entire 200,000 Units and want to comply with the proration rules, but we cannot purchase Units if we cannot purchase the Units. If you have a better suggestion on how we should proceed, we will consider it.

5. We do not have, nor could we perform, an analysis as to why there is not a reasonable likelihood that the tender offer will result in the Partnership having fewer than 300 partners. We simply do not have the ability to know whether or not our offer will have this effect. For example, it is possible that the 30 or so largest unitholders could tender their units and our offer would be fully subscribed, which would result in the number of unitholders being reduced by only approximately
         30. However, it is also possible that the smallest 660 or so unitholders could tender their units resulting in the partnership having very close to the minimum 300 unitholders. However, even the number of outstanding unitholders is not something we can know with enough certainty, because the most recent number was disclosed as of December 31, 2003, well over a year ago. The number could now be lower or higher. Further, as mentioned above, our experience tells us that it is very unlikely that we will receive anything close to 200,000 units, so we cannot even arrive at a reasonable calculation of how many units might be tendered (assuming the maximum is not realistic).

6. The non-tendering unitholders will not be impacted by the lack of liquidity any more than they already are. There is NO liquidity at this point, and our offer will not change that. There is not a realistic possibility that the Partnership will terminate for tax purposes because the Partnership Agreement prevents transfer of more than 50% of


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March 21, 2005
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         the units in any 12-month period, as we discuss in the Offer. (see our discussion of both issues on page 17, Section 7 of the Offer).

7. All we mean by "access" is that unitholders tendering their units will be depositing them with an affiliate of the Purchasers, so under SEC rules in the Investment Advisers Act context, at least, the Purchasers would generally be considered to have "access" to them. The Purchasers will not accept the Units tendered until the expiration of the Offer and all conditions to the Offer have been satisfied or waived.

8. Reviewing the definition, it would appear that you are commenting that we should not define business day with respect to Pacific Time but should use Eastern Time. Given that our Offer expires at midnight Pacific Time, it made sense to define "business day" with respect to Pacific Time. If we extend the Offer, we have to keep it open for another ten business days. If we defined "business day" with respect to Eastern Time, we'd be extending the Offer from midnight Pacific Time to midnight Eastern Time 10 business days later, which would be less than 10 full business days. Furthermore, the definition is modified with respect to announcements of extensions of the Offer such that the press release is issued by 9 a.m. Eastern Time. Moreover, it does not appear that withdrawal rights are dependent upon this definition.

9. If we did not assume that the Partnership was taxed as a partnership, we'd have to give a completely different explanation of all of the tax consequences. This would certainly confuse investors. That the partnership could be treated as a publicly traded partnership, and thus taxed as a corporation, is certainly a risk, however unlikely. Not to mention that it would be misleading, and to discuss in detail both possible treatments would negate the discussion of "material" consequences--one treatment certainly would have to, by definition, be immaterial.

10. The Westmont apartments are owned by Columbia Westmont Associates, L.P., formerly Columbia Associates (the "Columbia Partnership"), and the Fieldpointe Apartments are owned by Carrollton X Associates Limited Partnership (the "Carrollton Partnership"). The Partnership's annual and quarterly reports have referred to such partnerships regularly.

11. We do not believe the use of the word "indirectly" in these conditions is so broad as to make the Offer illusory or unclear. If a court order "...restrains or prohibits the making of the Offer" whether directly or indirectly, the Offer may not be consummated. For example, a court order might prohibit one of the principals of the Purchasers from participating in a tender offer, which would be an indirect prohibition against that Purchaser.

12. You have requested that we acknowledge, and we hereby acknowledge, that we are responsible for the adequacy and accuracy of the disclosure in the filings and that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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Please let me know if you have any questions or further comments.

Very Truly Yours,

/s/ CHIP PATTERSON

Chip Patterson
Vice President and General Counsel
(925) 631-9100 ext. 206
(925) 871-4046 (Fax)
chip@mpfi.com